1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K
___________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2012
___________________

Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
___________________

No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
___________________

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X       Form 40-F

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1): __________

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7): __________

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No      X

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date August 27, 2012	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Aluminum Corporation of China Limited*
(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

RENEWAL OF CONTINUING CONNECTED TRANSACTIONS

The Company proposed to renew the Existing Continuing Connected Transactions with Chinalco and its associates. Details of the proposed renewal of continuing connected transactions and proposed annual caps are set out in this announcement.

Chinalco is the controlling shareholder of the Company. CAD is a wholly-owned subsidiary of Chinalco. Xinan Aluminum is an associate of the Chinalco. Therefore, Chinalco, CAD and Xinan Aluminum are connected persons of the Company under the Hong Kong Listing Rules.

The Continuing Connected Transactions will be carried out on a continuing or recurring basis in the ordinary and usual course of business of the Group and accordingly constitute continuing connected transactions of the Company under the Hong Kong Listing Rules.

Since certain applicable percentage ratios for the maximum annual caps of (i) the expenditure and revenue transactions under the General Agreement on Mutual Provision of Production Supplies and Ancillary Services; (ii) the expenditure transactions under the Provision of Engineering, Construction and Supervisory Services Agreement; and (iii) the expenditure and revenue transactions under the Xinan Aluminum Mutual Provision of Products and Services Framework Agreement (see the table of Non-exempt Continuing Connected Transactions required to be approved by independent shareholders in section VII below) under the Non-exempt Continuing Connected Transactions, is more than 5%, these Non-exempt Continuing Connected Transactions are subject to reporting, announcement and independent shareholders' approval requirements. As each of the applicable percentage ratios for the maximum annual caps of the other proposed Non-exempt Continuing Connected Transactions is more than 0.1% but less than 5%, such transactions are only subject to the reporting and announcement requirements and are exempt from the independent shareholders' approval requirement.

An EGM will be convened to obtain the Company's independent shareholders' approval regarding the renewal of the aforesaid Non-exempt Continuing Connected Transactions subject to independent shareholders' approval for the next three-year period ending 31 December 2015. A circular containing, among others, (i) details of the Non-exempt Continuing Connected Transactions; (ii) a letter of recommendation from the independent board committee to the independent shareholders of the Company; and (iii) a letter of advice by an independent financial adviser to the independent board committee and the independent shareholders of the Company, will be dispatched to the shareholders of the Company. As additional time is required for the Company to prepare and finalize certain information in the circular, the circular is unable to be dispatched to shareholders before 15 working days from the date of this announcement.

I.	BACKGROUND

The Company has entered into and will continue to enter into the continuing connected transactions with Chinalco and its associates since its establishment. As the Existing Continuing Connected Transactions will expire on 31 December 2012, the Company proposed to renew the agreements relating to the Existing Continuing Connected Transactions and to continue with the Existing Continuing Connected Transactions with Chinalco and its associates and will continue to enter into each of the Existing Continuing Connected Transactions for the next three-year period ending 31 December 2015.

II.	THE EXISTING CONTINUING CONNECTED TRANSACTIONS

(a)	Comprehensive Social and Logistics Services Agreement

Date of the initial agreement:	5 November 2001

Date of the most recent	30 November 2009
supplementary
agreement:

Parties :	Chinalco as provider

the Company as recipient

Existing term :	Pursuant to the supplementary agreement entered into in 2009, the term was renewed for three years from 1 January 2010, expiring on 31 December 2012

Nature of transactions :	(i)

Social services: public security and fire fighting services, education and training, schools, hospitals and health facilities, cultural and sports undertakings, newspapers and magazines, broadcasting, printing and other relevant or similar services; and

(ii)

Logistics services: property management, environmental and hygiene service, greenery, nurseries, kindergartens, sanatoriums, canteens, hotels, hostels, offices, public transportation, retirement management and other relevant or similar services.

Price determination :

The services will be provided: (i) according to State-prescribed price; (ii) if there is no state-prescribed price but there is a state-guidance price, then according to the state-guidance price; and (iii) if there is neither a state-prescribed price nor a state-guidance price, then according to the Market Price; and (iv) if none of the above is applicable, then according to the contractual price.

Payment term :	Monthly payment

(b)	General Agreement on Mutual Provision of Production Supplies and Ancillary Services

Date of the initial agreement:	5 November 2001

Date of the most recent	30 November 2009
supplementary
agreement:

Parties :	Chinalco as both provider and recipient

the Company as both provider and recipient

Existing term:	Pursuant to the supplementary agreement entered into in 2009, the term was renewed for three years from 1 January 2010, expiring on 31 December 2012

Nature of Transaction :	(a)	Supplies and Ancillary Services Provided by Chinalco to the Company:

(i)

Supplies: carbon ring, carbon products, cement, coal, oxygen, bottled water, steam, fire brick, aluminum fluoride, cryolite, lubricant, resin, clinker, aluminum profiles and other relevant or similar supplies and services;

(ii)	Storage and transportation services: vehicle transportation, loading, railway transportation and other relevant or similar services; and

(iii)	Ancillary production services: communications, testing, processing and fabrication, engineering design, repair, environmental protection, road maintenance and other relevant or similar services.

(b)	Supplies and Ancillary Services Provided by the Company to Chinalco:

(i)	Products: aluminum products (aluminum ingots) and alumina products, primary aluminum, slag, pitch and other relevant or similar supplies; and

(ii)	Supporting services and ancillary production services: water, electricity, gas and heat supply, measurement, spare parts, repair, testing, transportation, steam and other relevant or similar services.

Price determination :	Same as in the Comprehensive Social and Logistics Services Agreement

Payment term:	Cash on delivery

(c)	Mineral Supply Agreement

Date of the initial agreement:	5 November 2001

Date of the most recent	30 November 2009
supplementary
agreement:

Parties :	Chinalco as supplier

the Company as recipient

Existing term :	Pursuant to the supplementary agreement entered into in 2009, the term was renewed for three years from 1 January 2010, expiring on 31 December 2012

Nature of transaction:

Supply of bauxite and limestone by Chinalco to the Company; before meeting the Company's bauxite and limestone requirements, Chinalco is not entitled to provide bauxite and limestones to any third parties

Price determination:	(1)

For the supplies of bauxite and limestone from Chinalco's own mining operations, at reasonable costs incurred in providing the same, plus not more than 5% of such reasonable costs (a buffer for surges in the price level and labor costs); and

	(2)	For the supplies of bauxite and limestone from jointly operated mines, at contractual price paid by Chinalco to such third parties

Payment term :	Cash on delivery

(d)	Provision of Engineering, Construction and Supervisory Services Agreement

Date of the initial agreement:	5 November 2001

Date of the most recent	30 November 2009
supplementary
agreement:

Parties :	Chinalco as both provider and recipient

the Company as both recipient and provider

Existing term :	Pursuant to the supplementary agreement entered into in 2009, the term was renewed for three years from 1 January 2010, expiring on 31 December 2012

Nature of transaction :	Services provided by Chinalco to the Company: engineering design, construction and supervisory services as well as relevant research and development operations

Services provided by the Company to Chinalco: engineering design services (Note: As only a comparatively small amount of services are provided by the Company to Chinalco on an annual basis pursuant to this agreement, such transactions are de minimus and no annual cap is required to be provided)

Price determination :	Services are provided according to government guidance price; and if none, the Market Price

Payment term :	10 to 20% before service; a maximum of 70% during provision of service; and 10 to 20% upon successful provision of service.

(e)	Land Use Rights Leasing Agreement

Date :	5 November 2001

Parties :	Chinalco as lessor

the Company as lessee

Term :	50 years expiring on 30 June 2051

According to the opinions expressed upon the renewal of such continuing connected transactions in the letter issued by the independent financial advisor then engaged by the Company in December 2006, it is in the interests of the Company and the independent shareholders to have a longer lease term of the land to minimize the disruption of the Group's production and business operations arising from relocation. Given (i) the size of the leased land and the facilities erected thereon; and (ii) the resources to be expended in establishing new production plants and related facilities, such relocation is difficult and impracticable. The Directors are of the view that it is normal business practice for contracts of this type to be of such duration.

Properties :	470 pieces or parcels of land covering an aggregate area of approximately 61.22 million square meters, all of which are located in the PRC

Price determination :	The rent shall be reviewed every three years at a rate not higher than prevailing market rent as confirmed by an independent valuer

Payment term :	Monthly payment

(f)	Buildings and Office Buildings Leases

(1)	Buildings Leasing Agreement

Date :	5 November 2001

Parties :	Chinalco as both lessor and lessee

the Company as both lessor and lessee

Term :	20 years expiring on 30 June 2020

According to the opinions expressed upon the renewal of such continuing connected transactions in the letter issued by the independent financial advisor then engaged by the Company in December 2006, a longer lease term is essential to the smooth operations of the Group's business. The Directors are of the view that it is normal business practice for contracts of this type to be of such duration.

Properties :

59 buildings with an aggregate gross floor area of 62,189 square meters leased to Chinalco by the Company, and 100 buildings with an aggregate gross floor area of 273,637 square meters leased to the Company by Chinalco.

Price determination :	The rent shall be reviewed every two years and shall not be higher than prevailing market rent as confirmed by an independent valuer

Payment term :	Monthly payment

(2)	Office Building Leasing Agreement

Date :	15 October 2011

Parties :	CAD as lessor

the Company as lessee

Term :	Two years from 1 January 2011, expiring on 31 December 2012

Nature of transaction :	Leasing of an office building with an area of 23,551.43 square meters located at Xizhimen, Beijing, from CAD as the headquarter of the Company

Price determination :	The prevailing market rate

Payment term :	Prepay semi-annually

(g)	Framework Agreement for Aluminum Products Fabrication Services

Date :	28 February 2011

Parties :	the Company as the client

Chinalco as the fabrication service provider

Existing term :	Two years from 1 January 2011, expiring on 31 December 2012

Nature of transaction :	Aluminum products fabrication services, including but not limited to:

(i)	the provision of alumina fabrication and production services by Shandong Aluminum Company, a wholly-owned subsidiary of Chinalco, to the Shandong branch of the Company; and

(ii)

the provision of fabrication services in respect of aluminum alloy cast-rolling coils and cold rolling coils etc. by Qinghai Aluminum Company, a wholly-owned subsidiary of Chinalco, to Chalco Ruimin Company Limited, a subsidiary of the Company.

Price determination :	Same as in the Comprehensive Social and Logistics Services Agreement

Payment term :	Monthly payment

(h)	Xinan Aluminum Mutual Provision of Products and Services Framework Agreement

Date of the initial agreement:	20 October 2008

Date of renewal	30 November 2009
agreement:

Parties :	Xinan Aluminum as both provider and recipient

the Company as both provider and recipient

Existing term :	Pursuant to the renewal agreement, the term was renewed for three years from 1 January 2010, expiring on 31 December 2012

Nature of transaction :	(i)	Sale of products by the Company and its branches and relevant subsidiaries to Xinan Aluminum, such products include, among other things, primary aluminum and aluminum alloy ingots;

(ii)

Purchase of products and services by Chalco SW Aluminum, from Xinan Aluminum, such products and services include, among other things, aluminum alloy ingots, provision of equipment, water, electricity and gas, provision of maintenance and repair services, provision of loading and unloading, transportation and storage services;

	(iii)	Sale of products by Chalco SW Aluminum to Xinan Aluminum, such products include, among other things, aluminum alloy sheets or rolls and aluminum fabrication scraps; and

	(iv)	Purchase of products by China Aluminum International Trading Co., Ltd. *, a subsidiary of the Company, from Xinan Aluminum, such products mainly include aluminum fabrication products.

Price determination :	Same as in the Comprehensive Social and Logistics Services Supply Agreement

Payment term :	Cash on delivery

III.	RENEWAL OF THE EXISTING CONTINUING CONNECTED TRANSACTIONS

Since the term of each of the agreements of the Existing Connected Transactions (except for the Land Use Rights Leasing Agreement and Building Leasing Agreement) will expire on 31 December 2012, the Company proposes to enter into new renewed agreements on the same terms and conditions regarding the Existing Continuing Connected Transactions and renew their annual caps of transactions so that the Existing Continuing Connected Transactions (except for the Land Use Rights Leasing Agreement and Building Leasing Agreement) will be for another term of three years from 1 January 2013 until 31 December 2015.

In accordance with Rule 14A.41 of the Hong Kong Listing Rules, the renewal of those Non-exempt Continuing Connected Transactions which require independent shareholders' approval and the proposed annual caps thereunder are subject to independent shareholders' approval requirements. The Directors will propose to convene an EGM to approve the entering into of the renewal agreements for the Non-exempt Continuing Connected Transactions which require independent shareholders' approval and the proposed annual caps thereunder.

In respect of the Xinan Aluminum Mutual Provision of Products and Services Framework Agreement, it is proposed that the nature of transactions to be entered into between the Company and Xinan Aluminum be revised as set out below. At the time of entering into the initial agreement dated 20 October 2008, Xinan Aluminum was a connected person by virtue of its shareholding in a subsidiary of the Company i.e. its 40% equity interests in Chalco SW Aluminum, a subsidiary of the Company. In December 2011, Chinalco acquired 32.15% of Xinan Aluminum, thus increasing its shareholding in the equity of Xinan Aluminum to 49.96%. Accordingly, Xinan Aluminum became an associate of Chinalco and Chalco SW Aluminum also became a connected subsidiary of the Company. As both Xinan Aluminum and Chalco SW Aluminum have become connected persons of the Company, it is proposed that the transactions under the Xinan Aluminum Mutual Provision of Products and Services Framework Agreement be renewed and extended to include the following transactions:

(i)

Sales of products by the Company and its branches and relevant subsidiaries to Xinan Aluminum. Such products include, among others, primary aluminum, aluminum alloy ingots, aluminum fabrication products and aluminum fabrication scraps;

(ii)

Sales of products or services by Xinan Aluminum to the Company. Such products and services include: aluminum alloy ingots, aluminum fabrication products; ancillary materials, spare parts, relevant equipment and provision of water, electricity and gas; construction and repair services; loading and unloading, transportation and storage services; and social and logistics services;

(iii)

Sales of products by the Company and its branches and relevant subsidiaries to Chalco SW Aluminum. Such products include, among others, primary aluminum, aluminum alloy ingots, aluminum fabrication products and aluminum fabrication scraps; and

(iv)	Sales of products by Chalco SW Aluminum to the Company. Such products include, among others, aluminum alloy sheets or rolls and aluminum processing scraps.

IV.	HISTORICAL AMOUNTS OF EXISTING CONTINUING CONNECTED TRANSACTIONS FOR THE YEARS 2010, 2011 AND THE SIX MONTHS ENDED 30 JUNE 2012

Set out below are the actual amounts and the annual caps of each of the Existing Continuing Connected Transactions for the two previous financial years ended 31 December 2011 and the six months ended 30 June 2012:

As at	As at	Actual	Annual
31 December 2010	31 December 2011	amounts	caps
				for	for
				the six	the year
				months	ending
				ended	31
Actual	Annual	Actual	Annual	30 June	December
amounts	Caps	amounts	Caps	2012	2012
(RMB	(RMB	(RMB	(RMB	(RMB	(RMB
million)	million)	million)	million)	million)	million)

Transaction Expenditure:
(a)	Comprehensive Social and	264	880	282	920	152	970
	Logistics Services
	Agreement (Counterparty:
	Chinalco)

(b)	General Agreement on Mutual	4,384	4,450	1,752	4,900	1,201	5,200
	Provision of Production
	Supplies and Ancillary
	Services
	(Counterparty: Chinalco)

(c)	Mineral Supply Agreement	12	890	16	1,000	16	1,100
	(Counterparty: Chinalco)

(d)	Provision of Engineering,	3,503	13,500	3,260	14,900	1,200	16,400
	Construction and
	Supervisory Services
	Agreement
	(Counterparty: Chinalco)

(e)	Land Use Rights Leasing	572	1,100	603	1,200	319	1,300
	Agreement
	(Counterparty: Chinalco)

(f)	Buildings and	72	110	62	110	29	110
	Office Buildings Leases
	(Counterparty: Chinalco)

(g)	Framework Agreement	138	-	214	240	88	240
	for Aluminum Products
	Fabrication Services
	(Counterparty: Chinalco)

(h)	Xinan Aluminum Mutual	2,473	4,200	2,195	4,800	1,601	6,300
	Provision of Products
	and Services Framework
	Agreement
	(Counterparty: Xinan
	Aluminum)

Revenue:
(b)	General Agreement on Mutual	6,402	9,500	5,942	10,500	1,731	11,500
	Provision of Production
	Supplies and Ancillary
	Services
	(Counterparty: Chinalco)

(h)	Xinan Aluminum Mutual	4,453	8,000	4,850	8,500	2,543	9,000
	Provision of Products
	and Services Framework
	Agreement (Counterparty:
	Xinan Aluminum)

For the three financial years ending 31 December 2012, the actual amounts of all such Existing Continuing Connected Transactions were and are expected to be below the relevant annual caps, primarily due to:

(i)

The outbreak of the global financial crisis in 2008 had a huge impact on the non-ferrous metals markets, especially the aluminum industry. Following a slump in aluminum products price, certain enterprises under the Company had to limit and reduce production and clamp down capital investments of all kinds, resulting in a decrease in the amounts of continuing connected transactions between the Company and Chinalco in terms of mutual provision of production supplies, engineering design, construction and supervisory services; and

(ii)

The Company cut down the amounts of connected transactions in relation to social and logistics services, land and properties by quickening the Company and its subsidiaries' pace of socialized reforms for social and logistics services and gradually reducing the related services needed to be provided by Chinalco and/or its associates.

V.	PROPOSED ANNUAL CAPS FOR THE NON-EXEMPT CONTINUING CONNECTED TRANSACTIONS FOR THE THREE YEARS ENDING 31 DECEMBER 2015

Set out below are the proposed annual caps of Non-exempt Continuing Connected Transactions for the three years ending 31 December 2015:

Proposed annual caps for
Transaction Expenditure:	the year ending 31 December
(RMB million)
		2013	2014	2015

(a)	Comprehensive Social	500	550	600
	and Logistics Services Agreement
	(Counterparty: Chinalco)

(b)	General Agreement on Mutual	3,500	4,000	4,500
	Provision of Production Supplies
	and Ancillary Services
	(Counterparty: Chinalco)

(c)	Mineral Supply Agreement	300	330	360
	(Counterparty: Chinalco)

(d)	Provision of Engineering,	12,500	13,000	15,000
	Construction and Supervisory
	Services Agreement
	(Counterparty: Chinalco)

(e)	Land Use Rights Leasing Agreement	1,000	1,100	1,200
	(Counterparty: Chinalco)

(f)	Buildings and Office Buildings Leases	110	110	110
	(Counterparty: Chinalco)

(g)	Framework Agreement	300	330	360
	for Aluminum Products
	Fabrication Services
	(Counterparty: Chinalco)

(h)	Xinan Aluminum Mutual	6,500	7,600	8,700
	Provision of Products and Services
	Framework Agreement
	(Counterparty:
	Xinan Aluminum)

Revenue:
(b)	General Agreement on Mutual	7,000	7,500	8,000
	Provision of Production Supplies
	and Ancillary Services
	(Counterparty: Chinalco)

(h)	Xinan Aluminum Mutual	7,000	7,500	8,000
	Provision of Products and Services
	Framework Agreement
	(Counterparty:
	Xinan Aluminum)

The Directors consider that the proposed annual caps for such Non-exempt Continuing Connected Transactions are fair and reasonable. A specific analysis is set out as follows:

(a)	Comprehensive Social and Logistics Services Agreement:

The proposed annual caps for the expenditure transactions under the Comprehensive Social and Logistics Services Agreement of the three financial years ending on 31 December 2015 are RMB500 million, RMB550 million and RMB600 million, respectively, representing a decrease of approximately 40% from those of the preceding three years, primarily due to (i) strengthened efforts in the reform of the comprehensive social and logistics services of the Company's subsidiaries, in a bid to reduce the amounts of relevant connected transactions provided by Chinalco and/or its associates; (ii) enhanced internal cost control by connected enterprises of the Company to cut down service costs and annual amounts of relevant connected transactions; and (iii) an expected year-on-year growth of approximately 10% in transaction amounts under the annual caps of the following three years, given a potential increase in the costs of rendering relevant services by the Company derived from the growing overall commodity prices and labor costs during the gradual recovery of the domestic economy.

(b)	General Agreement on Mutual Provision of Production Supplies and Ancillary Services:

The proposed annual caps for the expenditure transactions under the General Agreement on Mutual Provision of Production Supplies and Ancillary Services of the three financial years ending on 31 December 2015 are RMB3,500 million, RMB4,000 million and RMB4,500 million, respectively, representing a decrease of approximately 18% from those of the preceding three years. The proposed annual caps for the revenue transactions under the General Agreement on Mutual Provision of Production Supplies and Ancillary Services of the three financial years ending on 31 December 2015 are RMB7,000 million, RMB7,500 million and RMB8,000 million, respectively, representing approximately a decrease of 29% from those of the preceding three years. Such annual caps are estimated based on the following considerations: (1) a downward adjustment of the annual caps for mutual provision of production supplies in view of a prolonged recovery of the aluminum product market under the current international and domestic economic conditions; (ii) an expected year-on-year growth of approximately 10% in transaction amounts under the annual caps of the following three years, given a potential increase in the procurement costs of products by the Company derived from the growing overall commodity prices and labor costs during the gradual recovery of the domestic economy.

(c)	Mineral Supply Agreement:

The proposed annual caps for the expenditure transactions under the Mineral Supply Agreement of the three financial years ending on 31 December 2015 are RMB300 million, RMB330 million and RMB360 million, respectively, representing approximately a decrease of 67% from those of the preceding three years, primarily due to (i) a downward adjustment of the annual caps by reason of a decrease in the volume of mineral purchased from connected parties; (ii) an expected year-on-year growth of approximately 10% in transaction amounts under the annual caps of 2014 and 2015, given a potential increase in the procurement costs of relevant products by the Company derived from the growing overall commodity prices and labor costs during the gradual recovery of the domestic economy.

(d)	Provision of Engineering, Construction and Supervisory Services Agreement:

The proposed annual caps for the expenditure transactions under the Provision of Engineering, Construction and Supervisory Services Agreement of the three financial years ending on 31 December 2015 are RMB12,500 million, RMB13,000 million and RMB15,000 million, respectively, representing a decrease of approximately 10% from those of the preceding three years. Such estimation is primarily based on the following considerations: (i) during the domestic economic recovery, apart from certain extension projects for projects which have already been launched in the preceding three years, it is expected that following the recovery of the domestic economy, the Company will launch new renovation and transformation projects, which are expected to be carried out and completed successively in the following three financial years; (ii) an expected year-on-year growth of approximately 10% in the transaction amounts under the annual caps of the following three years, given a potential increase in the businesses of the Company and the demand for relevant services derived from the growing overall commodity prices and labor costs during the grodual recovery of the domestic economy.

(e)	Land Use Rights Leasing Agreement:

The proposed annual caps of leases under the Land Use Rights Leasing Agreement of the three financial years ending on 31 December 2015 are RMB1,000 million, RMB1,100 million and RMB1,200 million, respectively, which are basically at par with the annual caps of the preceding three years. Such estimation is mainly based on an expected gradual recovery and stable development of the domestic economy after 2013, and an expected year-on-year growth of approximately 10% in transaction amounts under the annual caps of the following three years, given a projected increase in relevant land expenses by the government authorities.

(f)	Buildings and Office Buildings Leases:

Each of the proposed annual caps for leases of the three financial years ending on 31 December 2015 is RMB110 million, which are basically at par with the annual caps of the preceding three years.

(g)	Framework Agreement for Aluminum Products Fabrication Services:

The proposed annual caps for the expenditure transactions under the Framework Agreement for Aluminum Products Fabrication Services of the three financial years ending on 31 December 2015 are RMB300 million, RMB330 million and RMB360 million, respectively, which basically are at par with the annual caps of the preceding three years.

(h)	Xinan Aluminum Mutual Provision of Products and Services Framework Agreement:

The proposed annual caps for the expenditure transactions under the Xinan Aluminum Mutual Provision of Products and Services Framework Agreement of the three financial years ending on 31 December 2015 are RMB6,500 million, RMB7,600 million and RMB8,700 million, respectively, representing approximately a 49% increase from those of the preceding three years. Such estimation is primarily based on the following factors: (1) an increase in the total amount of connected transactions with Xinan Aluminum upon Chalco SW Aluminum also becoming a connected person of the Company; and (ii) an expected year-on-year growth of approximately 10% in transaction amounts under the annual caps of the following three years, given an expected trend of gradual recovery and stable development of the domestic economy after 2013.

The proposed annual caps for the revenue transactions under the Xinan Aluminum Mutual Provision of Products and Services Framework Agreement of the three financial years ending on 31 December 2015 are RMB7,000 million, RMB7,500 million and RMB8,000 million, respectively, representing a decrease of approximately 12% from those of the preceding three years. Such estimation is primarily based on the following factors: (i) an appropriate downward adjustment to the caps for mutual provision of production supplies is required, as the aluminum market will require a prolonged period to recover, given the current international and domestic economic conditions; (ii) an expected year-on-year growth of approximately 10% in transaction amounts under the annual caps is expected for the following three years, given a potential increase in the procurement costs of relevant products by the Company derived from the growing overall commodity price and labor costs during the recovery of the domestic economy.

VI.	REASONS FOR AND BENEFITS FOR CONTINUATION OF THE CONTINUING CONNECTED TRANSACTIONS

Given the long-term relationship between the Group and Chinalco and its associates, including Xinan Aluminum and CAD, the Company considers that it is in the Company's interests to renew the agreements relating to the Existing Continuing Connected Transactions and to continue with the Existing Continuing Connected Transactions for the following reasons: (1) the Company can acquire prompt and stable supply of products and services from Chinalco and its associates, thus lowering the operating risks and costs and facilitating the Company's rountine management on production; (2) the Company can acquire engineering design, construction and supervisory services from Chinalco and its associates based on normal commercial terms, which are beneficial for the business development of the Group. The Board (including independent non-executive Directors) considers that the proposed agreements to renew the agreements relating to the Existing Continuing Connected Transactions and to continue with the Existing Continuing Connected Transactions are entered into (i) in the ordinary and usual business course of the Group; (ii) on normal commercial terms; and (iii) on terms that are fair and reasonable and in the interests of the Company and its shareholders as a whole.

VII.	HONG KONG LISTING RULES IMPLICATIONS

Chinalco is the controlling shareholder of the Company. CAD is a wholly-owned subsidiary of Chinalco. As Xinan Aluminum is held as to 49.96% by Chinalco, it is an associate of Chinalco. Therefore, Chinalco, CAD and Xinan Aluminum are connected persons of the Company under the Hong Kong Listing Rules.

The continuing connected transactions will be carried out on a continuing or recurring basis in the ordinary and usual course of business of the Group and accordingly constitute continuing connected transactions of the Company under the Hong Kong Listing Rules.

All Existing Continuing Connected Transactions proposed for renewal are Non-exempt Continuing Connected Transactions. However, other than the Non-exempt Continuing Connected Transactions referred to in the table below, which require independent shareholders' approval, the other Non-exempt Continuing Connected Transactions are not required to be approved by the independent Shareholders. Each of the applicable percentage ratios for the maximum annual caps of such Non-exempt Continuing Connected Transactions is more than 0.1% but less than 5%, and such Non-exempt Continuing Connected Transactions are exempt from the independent shareholders' approval requirement.

The following transactions are Non-exempt Continuing Connected Transactions which require independent shareholders' approval:

Non-exempt Continuing Connected Transactions Required to be Approved By Independent Shareholders:

Continuing connected transactions	Transactions subject to
independent shareholders' approval

(b)	General Agreement on Mutual Provision of Production Supplies and Ancillary Services	Expenditure

(d)	Provision of Engineering, Construction and Supervisory Services Agreement	Expenditure

(h)	Xinan Aluminum Mutual Provision of Products and Services Framework Agreement	Expenditure

(b)	General Agreement on Mutual Provision of Production Supplies and Ancillary Services	Revenue

(h)	Xinan Aluminum Mutual Provision of Products and Services Framework Agreement	Revenue

As some of the applicable percentage ratios for each of the maximum annual caps of the Non-exempt Continuing Connected Transactions referred to in the table above are more than 5%, such Non-exempt Continuing Connected Transactions are subject to reporting, announcement and independent shareholders' approval requirements. An EGM will be convened to obtain the independent shareholders' approval regarding the renewal of these Non-exempt Continuing Connected Transactions. A circular containing, among others, (i) details of the Non-exempt Continuing Connected Transactions; (ii) a letter of recommendation from the independent board committee to the independent shareholders of the Company; and (iii) a letter of advice by an independent financial adviser to the independent board committee and the independent shareholders of the Company will be dispatched to the shareholders of the Company. As additional time is required for the Company to prepare and finalize certain information in the circular, the circular is unable to be dispatched to shareholders before 15 working days from the date of this announcement.

As Mr. Xiong Weiping, the Chairman of the Board, and Mr. Lv Youqing, a non-executive Director, also hold management positions in Chinalco, the controlling shareholder of the Company, they have abstained from voting on the board resolution in respect of the renewal of the annual caps of Existing Continuing Connected Transactions. Save as the aforementioned, none of the Directors has material interest in the transactions and therefore no other Director has abstained from voting on such board resolution.

VIII.	INFORMATION OF THE PARTIES

Information on the Company

The Company is a joint stock limited company established in the PRC. Its shares are listed on the Stock Exchange and the Shanghai Stock Exchange, and its American depositary receipts are listed on the New York Stock Exchange.

The Group is principally engaged in the mining of bauxite, the production and sales of alumina, primary aluminum and aluminum fabrication products and operating of coal and iron ore businesses as well as the trading of other non-ferrous metal products. The Group is the largest producer of alumina, primary aluminum and aluminum fabrication products in the PRC.

Information on Chinalco

Chinalco, as the controlling shareholder of the Company, holds 41.80% of the shares of the Company as at the date of this announcement. Chinalco is a stated-owned enterprise incorporated under the laws of the PRC, whose entities and business were contributed to the Company upon the Company's establishments. The principal activities of Chinalco include copper fabrication and manufacturing of aluminum fabrication materials.

Information on Xinan Aluminum

Xinan Aluminum, a limited liability company established in the PRC, possesses integrated large-scale aluminum processing enterprises and specializes in the production of various processed aluminum products. As at the date of this announcement, 49.96% of its shares are held by Chinalco.

Information on CAD

CAD, a limited liability company established in the PRC, is principally engaged in the property development, operation and management, indoor and outdoor renovation, distribution of construction materials and non-ferrous metal products. At the date of this announcement, 100% of its shares are held by Chinalco.

DEFINITIONS

"A Shares"	domestic shares in the ordinary share capital of the Company, with a nominal value of RMB1.00 each, which are listed on the Shanghai Stock Exchange

"associate(s)"	has the same meaning ascribed thereto under the Hong Kong Listing Rules

"Board"	the board of directors of the Company

"Building and Office Buildings Leases"	Building Leasing Agreement and Office Buildings Leasing Agreement

"CAD"	China Aluminum Development Limited* (), a company established in the PRC with limited liability, is a wholly-owned subsidiary of Chinalco

"Chalco SW Aluminum"

Chalco Southwest Aluminum Co., Ltd. (), a limited liability company established in the PRC. As at the date of this announcement, its 60% equity interest is held by the Company and 40% equity interest is held by Xinan Aluminum

"Chinalco"	Aluminum Corporation of China* (), the controlling shareholder of the Company

"Company"

Aluminum Corporation of China Limited* (), a joint stock limited company incorporated in the PRC with limited liability, the H Shares, American depository receipts and A Shares of which are listed on the Hong Kong Stock Exchange, New York Stock Exchange, Inc., and Shanghai Stock Exchange, respectively

"connected person(s)"	has the same meaning ascribed thereto under the Hong Kong Listing Rules

"Director(s)"	the directors of the Company

"EGM"	the extraordinary general meeting of the Company to be convened to approve, among other things, the renewal period Non-exempt Continuing Connected Transactions

"Existing Continuing Connected Transactions"

the existing continuing connected transactions which have been or will continue to be entered into between the Group as a party and Chinalco, CAD or Xinan Aluminum as the other party, details of which are set out in section II of this announcement

"Group"	the Company and its subsidiaries

"H Shares"	overseas listed foreign invested shares in the ordinary share capital of the Company with a nominal value of RMB1.00 each, which are listed on the Hong Kong Stock Exchange

"Hong Kong Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

"Hong Kong Stock Exchange"	The Stock Exchange of Hong Kong Limited

"Market Price"

the price at which the same type of services is provided by independent third parties under normal commercial terms in the ordinary course of their businesses in the same area, in the vicinity, or if not applicable, in the PRC

"Non-exempt Continuing Connected Transactions"

Pursuant to the Hong Kong Listing Rules, (i) the expenditure and revenue transactions of General Agreement on Mutual Provision of Production Supplies and Ancillary Services; (ii) the expenditure transactions of Provision of Engineering, Construction and Supervisory Services Agreement; (iii) the expenditure and revenue transactions of Xinan Aluminum Mutual Provision of Products and Services Framework Agreement; (iv) the expenditure transactions of Comprehensive Social and Logistics Services Agreement; (v) the Mineral Supply Agreement; (vi) the expenditure transactions of Land Use Rights Leasing Agreement; (vii) the expenditure transaction of Building and Office Building Leases; (viii) the expenditure transaction of Framework Agreement for Aluminum Products Fabrication Services are all subject to the requirements of reporting, announcement, and (where appropriate) independent shareholders' approval

"reasonable costs"	the costs confirmed by both parties after arm's length negotiations and permitted by the accounting system of the PRC

"RMB"	Renminbi, the lawful currency of China

"subsidiary"	has the same meaning ascribed thereto under the Hong Kong Listing Rules

"PRC"	the People's Republic of China

"Xinan Aluminum"

Xinan Aluminum (Group) Co., Ltd. (), a limited liability company established in the PRC, which is an integrated large-scale aluminum fabrication enterprise, specialized in the production of various aluminum fabrication products. As at the date of this announcement, its 49.96% shares are held by Chinalco

"%"	per cent

By order of the Board
Aluminum Corporation of China Limited*
Liu Qiang
Company Secretary

Beijing, the PRC
24 August 2012

As at the date of this announcement, the members of the Board comprise Mr. Xiong Weiping, Mr. Luo Jianchuan, Mr. Liu Caiming and Mr. Liu Xiangmin (Executive Directors); Mr. Shi Chungui and Mr. Lv Youqing (Non-executive Directors); Mr. Zhang Zhuoyuan, Mr. Wang Mengkui and Mr. Zhu Demiao (Independent Non-executive Directors)

* For identification purpose only.

About the Company
Our contact information of this release is:

*	Business address: No. 62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chalco.com.cn
*	Contact person: Liu Qiang, Company Secretary